Filed pursuant to Rule 433

Dated June 7, 2007 relating to

Registration Statement No. 333-141924

MMC ENERGY, INC.

FINANCIAL MODELS — DISCLAIMER

MMC Energy, Inc., or MMC, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MMC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MMC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212-977-0900.

This free writing prospectus is not required to contain all information that is required to be included in the prospectus. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referenced in this communication in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or other jurisdiction. This free writing prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections or other statements, other than statements of historical fact, are forward-looking statements. Although MMC believes that the expectations reflected in such forward-looking statements are reasonable, they do involve a number of risks and uncertainties.

MMC does not, as a matter of course, make public any internal financial models it uses to manage its business or any specific forecasts or projections as to its future financial performance. However, in connection with the public offering, MMC has made available to Merriman Curhan Ford & Co (“Merriman”), as a representative of the several proposed underwriters, its financial models, which assumes the use by MMC of the proceeds raised in the public offering under a number of different possible scenarios, including its model reflecting the acceptance or non-acceptance of MMC’s bid to provide power through a joint venture under a long-term contact with San Diego Gas & Electric, or SDG&E. These models also reflect that any remaining proceeds from the public offering not so used would be used to acquire additional power generating assets consistent with the MMC’s strategy and make a series of assumptions as to the level of MMC’s operating and general and administrative expenses. MMC cannot predict whether its bid will be accepted by SDG&E or, if its bid is accepted, what portion of its assets would become subject to long-term contract. Moreover, MMC cannot predict whether and when any remaining proceeds would be used to acquire additional power generating assets or whether the revenue and expense assumptions it makes in its financial models with respect to such future-acquired assets will prove accurate.

In addition to the substantial uncertainties described above, MMC has advised Merriman that MMC’s internal financial forecasts (upon which the financial models provided to Merriman were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial models also reflect numerous assumptions in addition to those described in this communication (not all of which were provided to Merriman), all made by MMC management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult if not impossible to predict, and many are beyond MMC’s control. Accordingly, there can be no assurance that the assumptions made by MMC in preparing the financial models will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the financial models provided by MMC.

The inclusion of the financial models in this free writing prospectus should not be regarded as an indication that any of MMC, Merriman or their respective affiliates or representatives consider the financial models to be a reliable prediction of future events, and the financial models should not be relied upon as such. None of MMC, Merriman or any of their respective affiliates or representatives makes any representation to any person regarding the financial models, and none of them intends to publicly update the financial models provided to reflect circumstances existing after the date hereof or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the financial models are shown to be in error. Investors are cautioned not to place undue reliance on the financial models provided.

These financial models should be read together with MMC’s financial statements included in the prospectus. These financial models should also be read together with discussion under “Use of Proceeds,” “Risk Factors” and the other cautionary statements contained in the prospectus.

It is Merriman’s understanding that the financial models were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The financial models do not purport to present operations in accordance with United States generally accepted accounting principles, and MMC’s independent auditors have not examined, compiled or performed any procedures with respect to the financial models included in this free writing prospectus, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that MMC may achieve the results contained in the models, and accordingly assume no responsibility for them.

The information contained in this free writing prospectus is subject to amendment from time to time. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

FINANCIAL MODELS — ADJUSTED FOR OFFERING

(in millions of USD)	Base Case(1)		Joint Venture Case (2)

Net Revenue(3)		Net Revenue(3)
Greenfield	$—	Greenfield	$15.1
Chula Vista	15.4	Chula Vista	8.0
Escondido	7.6	Escondido	4.3
Mid-Sun	2.7	Mid-Sun	2.7
TOTAL	$25.7	TOTAL	$30.0

Operating Expenses(4)		Operating Expenses(4)
Greenfield	$—	Greenfield	$2.7
Chula Vista	3.5	Chula Vista	1.4
Escondido	1.7	Escondido	0.7
Mid-Sun	1.0	Mid-Sun	1.0
TOTAL	$6.3	TOTAL	$5.8

EBITDA		EBITDA
Greenfield	$—	Greenfield	$12.4
Chula Vista	11.9	Chula Vista	6.5
Escondido	5.8	Escondido	3.6
Mid-Sun	1.7	Mid-Sun	1.7
TOTAL	$19.4	TOTAL	$24.2

Management Fee(5)	—	Management Fee(5)	1.6

Future Acquisition EBITDA(6)	9.7	Future Acquisition EBITDA(6)	13.4

Corporate Expenses(7)	(4.5)	Corporate Expenses(7)	(4.5)

Total EBITDA	$24.6	Total EBITDA	$34.7

——————

See page 4 for assumptions.

FINANCIAL MODELS — ASSUMPTIONS

(1)	Base Case

Assumes that the entire joint bid is unsuccessful and MMC upgrades both MMC Chula Vista and MMC Escondido without partnering. The Base Case (a) assumes that (1) construction of the facilities has been completed and commercial operations have commenced and (2) all facilities acquired with the remaining net proceeds of the offering have also commenced commercial operations and (b) reflects 12 months of revenue and expenses at all facilities. MMC Mid-Sun is not upgraded under the Base Case. The Base Case also assumes a 70% debt/capitalization ratio for MMC with senior and subordinated debt. There can be no assurance whether or when such full year of commercial operations will occur. See “Risk Factors” in the prospectus for a description of certain risks relating to the ability of MMC to upgrade its Chula Vista and Escondido facilities.

(2)	Joint-Venture Case

Assumes SDG&E accepts the joint bid for MMC Chula Vista, MMC Escondido and a Greenfield site with four LM-6000s and MMC and MSCG enter into a 50/50 joint venture. The Joint Venture Case (a) assumes that (1) construction of all three facilities has been completed and commercial operations have commenced and (2) all facilities acquired with the remaining net proceeds of the offering have also commenced commercial operations and (b) reflects 12 months of revenue and expenses at all facilities. MMC Mid-Sun is not upgraded under the Joint Venture Case. The Joint Venture Case also assumes an 80% debt/capitalization of the joint venture entity with senior debt only. There can be no assurance whether or when such full year of revenue and expenses will occur. Further, as noted under “Use of Proceeds” in the prospectus, there are two other potential outcomes between the Base Case and the full Joint Venture Case depending on which portions of the joint bid are accepted. See “Risk Factors” in the prospectus for a description of certain risks relating to non-acceptance of the joint bid, the ability of MMC to develop the Greenfield site contemplated by the Joint Venture Case and the ability of MMC to upgrade its Chula Vista and Escondido facilities.

(3)	Net Revenues

The Joint-Venture Case reflects MMC’s portion of the toll revenues from each respective facility based on the joint bid price submitted to SDG&E, net of MSCG’s share. The Base Case reflects net revenues based on MMC entering into heat rate call options (based on bids previously received by MMC) and annual resource adequacy contracts, as well as participating in the ancillary markets, net of assumed direct costs of those services (based on current direct costs). Net revenues for MMC Mid-Sun is based on annual resource adequacy contracts, as well as participating in the wholesale electricity and ancillary markets, based on historical pricing, net of assumed fuel costs and other assumed direct costs. An estimate of the annual net revenues per kW is set forth below:

Base Case

	Chula Vista & Escondido	Mid-Sun

Capacity Revenue	$42/kW/year	$39/kW/year
Energy Revenue	$92/kW/year	$28/kW/year
Ancillary Services	$28/kW/year	$56/kW/year

Joint Venture
Total Revenue: expected to be in the range of total Base Case net revenue on a kW/year basis

FINANCIAL MODELS — ASSUMPTIONS – (continued)

(4)	Operating Expenses

The components of operating expenses are based on historical fixed costs for the facilities, adjusted for assumed increased labor and other operations and maintenance costs associated with an LM-6000 based facility. Operating expenses for MMC Mid-Sun are based on actual costs of operating such facility to date and budgeted increases. Annual operating expenses per kW are estimated to be $31/kW/year for each of MMC Chula Vista and MMC Escondido, $32/kW/year for MMC Mid-Sun and $29/kW/year for the Greenfield. The Joint Venture Case reflects MMC’s 50% allocation of these operating expenses.

(5)	Management Fee

Applicable to the Joint Venture Case only and estimated based upon an assumed $10/MW rate, which MMC believes is a market-based management fee in this context. The amount of the management fee remains speculative, and MMC cannot assure you that actual management fees will be not be substantially less than the assumed management fee.

(6)	Future Acquisition EBITDA

Assumes that all net proceeds from the public offering (together with proceeds from scrapping existing equipment) remaining after payments by MMC for the upgrades of MMC Chula Vista and MMC Escondido plus, in the case of the Joint Venture Case, for development of the Greenfield site, are used to acquire additional unidentified peaking facilities. Assumes that MMC can acquire such new facilities at a cost of 5 times EBITDA, inclusive of transaction costs and initial re-commissioning and capital expenditures, and assumes a 70% debt/capitalization ratio for MMC with senior and subordinated debt. See “Risk Factors” in the prospectus for a description of certain risks relating to MMC’s ability to locate and acquire additional facilities. As described in the prospectus, MMC may form joint ventures to jointly develop renewable energy projects, which projects likely would result in a substantially different mix of revenues and expenses than MMC expects to result from its existing facilities.

(7)	Corporate Expenses	Based on historical costs and projected increases. Excludes non-cash stock-based compensation expenses and other one time related costs, such as financing costs.